UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

April 25, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR ANNOUNCES 3.5 KILOMETER LONG RADIOMETRIC ANOMALY AND APPLICATION FOR A 75,000 METER DRILL PERMIT ON ITS ELDORADO SOUTH URANIUM CLAIMS

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce the discovery of a large highly prospective radiometric anomaly (the “Eldorado South Anomaly”) on the Company’s  100% wholly owned Eldorado South uranium claims situated south of the former Eldorado Uranium Mine in Canada’s Northwest Territories. The uranium claims consist of sixteen contiguous claims located south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and consist of 15,055.31 hectares (37,202.32 acres).(News Release March 26, 2007) The Eldorado South  Anomaly is over 3.5 kilometers in length and the expression suggests a potential near surface uranium target. The radiometric profiles show a clear well defined anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns.  The Eldorado South Anomaly has never been explored nor drill tested and will be an important focus of exploration by the Company in 2007. The Eldorado South Anomaly was discovered as a result of the completion of a High resolution, Multi-Parameter Regional Radiometric and Magnetic geophysical survey which was conducted in July, 2006 and consisted of 16,708 line-kilometers at 100 meter line-spacing’s and was completed under hot, sunny and dry weather conditions. The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of uranium and poly-metallic deposition.

The Company intends to begin a detailed regional reconnaissance scale sampling, soil sampling, prospecting and mapping program on the newly discovered Eldorado South Anomaly. The Company intends to accelerate its uranium and poly-metallic exploration and drilling activities on all of its properties in 2007. The Company has now completed the review of its 2006 radiometric data and has completed its uranium database of high priority drill targets for 2007. The Company expects to begin ground truthing the Eldorado South Anomaly in May 2007 with the results being released thereafter.

Eldorado South Radiometric Anomaly - may be viewed by clicking on the following link:
http://www.alberta-star.com/eldoradosouth/index.html

NEW PERMIT APPLICATION FOR A 75,000 METER DRILL PROGRAM – ELDORADO SOUTH IOCG & URANIUM BELT-THIRD DRILL PERMIT SUBMITTED

The Company has submitted a formal application for a 75,000 meter “5-Year” drill permit to the Sahtu Land and Water Board (SLWB) which includes the area of the Eldorado South Anomaly. The permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters. The Company has completed a comprehensive First Nations Traditional Educational Knowledge Report (TEK) for this region which was completed to the satisfaction of the Deline Land Corporation and the Community of Deline. The Company intends to further expand wildlife and environmental programs and baseline studies in the Eldorado & Contact Lake uranium districts as the projects advance. On December 19, 2005 the Company signed a 5 Year Cooperation, Access and Benefits Agreement with the Deline Land Corp and the Sahtu Dene & Metis for the eastern Great Bear Lake Region.  The Sahtu Land and Water Board (SLWB) is currently reviewing and overseeing the issuance of the new “Class A- 5 year drill permit” application. The Company is currently permitted under two existing “5-year” drill permits for over 40,000 meters of diamond drilling for the Eldorado & Contact Lake IOCG & uranium projects.

The Company’s President and CEO Tim Coupland commented, “We are extremely pleased with the new discovery of this large new radiometric anomaly that broadens the potential uranium footprint of the district.” The decision was made to immediately permit this prospective uranium target for exploration of up to 75,000 meters of drilling for the 2007-08 seasons. The radiometric profile of this newly discovered anomaly is large and quite pronounced.  The Company intends to prepare this prospective uranium target for drilling this summer after it completes reconnaissance and detailed sampling and mapping programs”.

COMMUNITY CONSULTATION COMPLETED-APRIL 16, 2007

In its effort to maintain strong relations and an ongoing working relationship with the Deline Land Corp. and the people of Sahtu-Dene First Nations peoples living in Deline, the Company visited and participated in a comprehensive Community Consultation on April 16, 2007 in the community of Deline, NT.  The Company made a detailed presentation to the community of the Company’s results of a successful 2006 exploration & drilling program and the Company’s future plans for expanded exploration and drilling in the 2007 season. The Company addressed various environmental issues, environmental best practices management strategy, sustainable development philosophy and its policy of First Nations community outreach and development in the Sahtu Region. The Company continues to maintain strong relations and a solid working relationship with the Deline Land Corp. and the people of Deline Sahtu-Dene First Nations. The Company places the long term relationship and well-being of the Community of Deline, as the cornerstone to a successful working relationship and a corporate priority, governing its long-term principles with regard to the responsible sustainable development in the Sahtu Region.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 87,706 acres in size.  The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. Olympic Dam style volcanic hosted hydrothermal iron-oxide copper, gold deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and Uranium regions in northern Canada. The current Monday April 24, 2007 spot price for uranium provided by The Ux Consulting Company LLC (www.uxc.com) is now $113.00 US per pound

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131